UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              Trailer Bridge, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    892782103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             William P. Mills, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 16, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP NO.:  892782103
----------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        Clara L. McLean

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                1,334,500
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
                                1,334,500

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,334,500

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,334,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

----------------------------
CUSIP NO.:  892782103
----------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        Nancy McLean Parker

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                1,439,423
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
                                1,439,423

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,439,423

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,439,423
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.1
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

----------------------------
CUSIP NO.:  892782103
----------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        Malcom P. McLean, Jr.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                1,443,922
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
                                1,443,922

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,443,922

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,443,922 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 |X|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

----------

(1) Does not include an aggregate of 68,352 shares held by Mr. McLean's adult children, Andrew S. McLean (13,671 shares), Christopher G. McLean (13,670 shares), Kemberly S. McLean (13,670 shares), Jennifer L. McLean (13,671 shares), and Malcom P. McLean III (13,670 shares).

----------------------------
CUSIP NO.:  892782103
----------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        Patricia McLean Mendenhall

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                1,439,923
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
                                1,439,923

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                1,439,923

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,439,923 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 |X|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

----------

(1) Does not include an aggregate of 41,012 shares held by Ms. Mendenhall's adult children, Greggory B. Mendenhall, Jr. (13,671 shares), Elizabeth B. Mendenhall (13,671 shares), and Margaret M. Mendenhall (13,670 shares).

----------------------------
CUSIP NO.:  892782103
----------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        Artis E. James, Jr.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)|X|   (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                37,500
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
                                37,500

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                37,500

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 | |
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.31%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      This statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share, of Trailer Bridge, Inc. (the "Common Stock"), a Delaware corporation (the "Company"), with its principal place of business located at 10405 New Berlin Road East, Jacksonville, FL 32226.

      This statement on Schedule 13D is being filed by Clara L. McLean, Nancy McLean Parker, Malcom P. McLean, Jr., Patricia McLean Mendenhall and Artis E. James, Jr. (together, the "Reporting Persons").

      This statement constitutes Amendment No. 1 to the following: the Schedule 13D filed on behalf of Clara L. McLean, on July 7, 2005; the Schedule 13D filed on behalf of Nancy McLean Parker, on June 24, 2005; the Schedule 13D filed on behalf of Malcom P. McLean, Jr., on June 24, 2005; and the Schedule 13D filed on behalf of Patricia McLean Mendenhall, on June 24, 2005.

Item 2. Identity and Background

      This statement on Schedule 13D is being filed by Clara L. McLean, whose address is The Carolina, Penthouse #110, Pinehurst, NC 28374; Nancy McLean Parker, whose address is 39 Crescent Trail #19, Highlands, North Carolina 28741; Malcom P. McLean, Jr., whose address is 10405 New Berlin Road, East, Jacksonville, Florida 32226; Patricia McLean Mendenhall, whose address is 33 East 70th Street, New York, New York 10021; Artis E. James, Jr., whose address is 6227 Crump Road, Kiln, Mississippi 39556.

      Nancy McLean Parker, Patricia McLean Mendenhall and Clara L. McLean are not currently employed. Malcom P. McLean, Jr. is employed as the General Manager of MPM Investments, LLC. Artis E. James, Jr. is employed as the President of Purcell Co., Inc.

      During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor have they been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      All of the Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      As previously disclosed, Malcom P. McLean, Jr. acquired beneficial ownership of his shares of the Company's Common Stock when such shares were transferred to him by the executor of the estate of Malcom P. McLean, the founder and principal stockholder of the Company. The reported transaction occurred pursuant to a specific bequest in the late Mr. McLean's will without any exchange of consideration. Patricia McLean Mendenhall acquired beneficial ownership of 1,438,923 shares of the Company's Common Stock and Nancy McLean Parker acquired 1,438,923 shares of the Company's Common Stock pursuant to specific bequests in the late Mr. McLean's will without any exchange of consideration. Patricia McLean Mendenhall acquired an additional 1,000 shares of the Company's Common Stock and Nancy McLean Parker acquired an additional 500 shares of the Company's Common Stock from the Company's initial public offering on May 30, 1997.
Clara L. McLean's beneficial ownership of 1,334,500 shares of the Company's Common Stock was previously reported on Schedule 13G filed February 9, 1998. Artis E. James, Jr., acquired beneficial ownership of his shares of the Company's Common Stock as a Director of the Company (22,500 shares) and purchased at open market (15,000 shares).

Item 4. Purpose of Transaction.

      The Reporting Persons collectively are the beneficial owners of approximately 47.8% of the Company's Common Stock.

      The Reporting Persons review their investment in the Company on a continuing basis. In that regard, on November 16, 2007, the Reporting Persons retained AMA Capital Partners, LLC ("AMA") to advise the Reporting Persons with respect to a possible sale of the Reporting Persons' stock holdings in the Company. The Reporting Persons intend to actively pursue a sale of their shares. Any sales of the Company's Common Stock will depend on various factors, including, without limitation, the Company's financial position, results of operations, strategic direction, price levels of the Common Stock, conditions in the securities and credit markets and general economic and industry conditions. The engagement of AMA and the Reporting Persons' efforts to explore the sale of their shares may also result in the Reporting Persons' support of a third party's proposal to acquire 100% of the Company's Common Stock (should a third party make such a proposal) which could result in a merger or a sale or transfer of a material amount of assets of the Company, a change in the present board of directors or management of the Company, a delisting from a national securities exchange or other material change in the Company's business or corporate structure. The Reporting Persons may determine to sell their shares as a group or individually on the open market, in one or more privately negotiated transactions or otherwise. There can be no assurance that any sale of any shares will occur or as to the terms, manner or timing of any such sale. In addition to the foregoing, the Reporting Persons may take such actions with respect to their investment in the Company as they deem appropriate, including but not limited to, the purchase of additional Common Stock in the open market, in one or more privately negotiated transactions or otherwise. The Reporting Persons may also sell or transfer shares to or from a Reporting Person to another Reporting Person.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      As reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007 for the quarterly period ended September 30, 2007 there were 11,914,544 shares of Common Stock outstanding as of September 30, 2007. Clara L. McLean beneficially owns 1,334,500 shares of the Company's Common Stock or 11.2% of the Company's Common Stock. Nancy McLean Parker beneficially owns 1,439,423 shares of the Company's Common Stock or 12.1% of the Company's Common Stock. Malcom P. McLean, Jr. beneficially owns 1,443,922 shares of the Company's Common Stock or 12.1% of the Company's Common Stock. The 1,443,922 shares of the Company's Common Stock held by Mr. McLean does not include an aggregate of 68,352 shares held by his adult children. Patricia McLean Mendenhall beneficially owns 1,439,923 shares of the Company's Common Stock or 12.1% of the Company's Common Stock. The 1,439,923 shares of the Company's Common Stock held by Ms. Mendenhall does not include an aggregate of 41,012 shares held by her adult children. Artis E. James, Jr. beneficially owns 37,500 shares of the Company's Common Stock or 0.31% of the Company's Common Stock.

      Each of the Reporting Persons have sole dispositive and voting power over each of his or her shares.

(c) The Reporting Persons have not engaged in any transactions in Common Stock of the Company during the past sixty days.

(d) Any dividends on the Reporting Persons shares of the Common Stock beneficially owned by the Reporting Persons will be paid to the Reporting Persons or to their children. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Reporting Persons maintain an informal, unwritten understanding that they will vote as a group their collective stock holdings with respect to which they have voting power on all matters involving action by stockholders of the Company. Consistent with their informal understanding, no Reporting Person is legally bound to vote with the other Reporting Persons.

      The Reporting Persons have engaged AMA Capital Partners LLC ("AMA") to act as financial advisor in connection with a potential sale of the Reporting Persons' stockholdings in the Company.

      The Reporting Persons have agreed to pay AMA (i) a monthly fee and (ii) upon the closing of a transaction, an agreed percentage of the aggregate consideration paid by the buyer ("Transaction Fee"). Any monthly fee paid to AMA shall be credited against any Transaction Fee.

      The Reporting Persons have also agreed to reimburse AMA for its expenses arising out of its performance of services for the McLean Family.

Item 7. Material to be Filed as Exhibits.

Exhibit A Agreement regarding Joint Filing of Schedule 13D.

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    Clara McLean

                                    By: /s/ Clara McLean
                                       --------------------------------
                                    Name:  Clara McLean


                                    Nancy McLean Parker

                                    By: /s/ Nancy McLean Parker
                                       --------------------------------
                                    Name:  Nancy McLean Parker


                                    Malcom P. McLean, Jr.

                                    By: /s/ Malcom P. McLean, Jr.
                                       --------------------------------
                                    Name:  Malcom P. McLean, Jr.


                                    Patricia McLean Mendenhall

                                    By: /s/ Patricia McLean Mendenhall
                                       --------------------------------
                                    Name:  Patricia McLean Mendenhall


                                    Artis E. James, Jr.

                                    By: /s/ Artis E. James, Jr.
                                       --------------------------------
                                    Name:  Artis E. James, Jr.

Dated: November 16, 2007

                                                                       EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT

      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      (i) The undersigned executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

      (ii) The undersigned executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                                    Clara McLean

                                    By: /s/ Clara McLean
                                       --------------------------------
                                    Name:  Clara McLean


                                    Nancy McLean Parker

                                    By: /s/ Nancy McLean Parker
                                       --------------------------------
                                    Name:  Nancy McLean Parker


                                    Malcom P. McLean, Jr.

                                    By: /s/ Malcom P. McLean, Jr.
                                       --------------------------------
                                    Name:  Malcom P. McLean, Jr.


                                    Patricia McLean Mendenhall

                                    By: /s/ Patricia McLean Mendenhall
                                       --------------------------------
                                    Name:  Patricia McLean Mendenhall


                                    Artis E. James, Jr.

                                    By: /s/ Artis E. James, Jr.
                                       --------------------------------
                                    Name:  Artis E. James, Jr.

Dated: November 16, 2007